DEXIA
Group

The Secretary-General

03032379

RECEIVED SEC MAIL PROCESSING SECTION
SEP 30 2003
WASH. D.C. 181

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

September, 18th, 2003

Attention: ***Special Counsel/Office of International Corporate Finance***

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

Dear Sir or Madam

Please find enclosed the English version of the press releases issued by Dexia Bank Belgium this week.

Please do not hesitate to contact me (☎ +32-2-213 57 35) should you have any further queries.

Yours faithfully

Paul Delva
Deputy Secretary General

dlw 10/1

Dexia S.A.
Square de Meeûs 1 - B-1000 Bruxelles - Tel.: + 32 2 213 57 00 - Fax: + 32 2 213 57 20
Internet: http://www.dexia.com - Account number 068-2113620-17 - R.C.B. 604.748

18/09/2003
3 PAGE

«MEDIA»
«NOM»

Washington DC, Brussels, Paris, September 18, 2003

Press Release

Dexia Joins Leading International Banks in Adopting Equator Principles

Dexia Group today announced the adoption of the "Equator Principles," a voluntary set of guidelines developed by a leading group of banks for managing social and environmental issues related to the financing of development projects. Dexia will apply the principles globally and to project financings in all industry sectors, including mining, oil and gas, and forestry.

Pierre Richard, Chairman and Chief Executive Officer of Dexia said: " It is logical and natural that Dexia, the bank for sustainable development, would enthusiastically adopt the Equator Principles."

The Equator group of banks now totals 16 and includes: ABN AMRO Bank, N.V., Barclays PLC, Citigroup, Inc., Credit Lyonnais, Credit Suisse Group, Dresdner Bank, HSBC, HVB Group, ING, Mediocredito Centrale, Rabobank, Royal Bank of Canada, Royal Bank of Scotland, WestLB AG, and Westpac Banking Corporation.

Together, these 16 banks arranged about 70% of project finance loans globally in 2002 and around 73% this year to date, according to Dealogic.

The Equator Principles are based on the policies and guidelines of the World Bank and International Finance Corporation (IFC). The banks received extensive advice and guidance from IFC, the private-sector investment arm of the World Bank, in drafting the Equator Principles.

In implementing the Equator Principles, banks currently have or will put in place internal policies and processes consistent with the principles.

In adopting the Equator Principles, a bank undertakes to provide loans only to those projects whose sponsors can demonstrate to the satisfaction of the bank their ability and willingness to comply with comprehensive processes aimed at ensuring that projects are developed in a socially responsible manner and according to sound environmental management practices.

The banks apply the Equator Principles to all loans for projects with a capital cost of $50 million or more. Project finance, an important financing method in private-sector development globally, refers to the financing of projects where the repayment of the loan is dependent upon the revenues that a project is expected to generate once it is up and running.

The Equator Principles use a screening process for projects which is based on IFC's environmental and social screening process. Projects are categorized as A, B or C (high, medium or low environmental or social risk) by the banks, using common terminology. For A and B projects (high and medium risk), the borrower will complete an Environmental Assessment addressing the environmental and social issues identified in the categorization process. After appropriate consultation with affected local stakeholders, category A projects, and category B projects where appropriate, will prepare Environmental Management Plans which address mitigation and monitoring of environmental and social risks.

The Environmental Assessment will address such issues as:

- Sustainable development and use of renewable natural resources.
- Protection of human health, cultural properties, and biodiversity, including endangered species and sensitive ecosystems.
- Use of dangerous substances.
- Major hazards.
- Occupational health and safety.
- Fire prevention and life safety.
- Socioeconomic impacts.
- Land acquisition and land use.
- Involuntary resettlement.
- Impacts on indigenous peoples and communities.
- Cumulative impacts of existing projects, the proposed project, and anticipated future projects.
- Participation of affected parties in the design, review and implementation of the project.
- Consideration of environmentally and socially preferable alternatives.
- Efficient production, delivery and use of energy.
- Pollution prevention and waste minimization, pollution controls (liquid effluents and air emissions) and solid and chemical waste management.

The borrower is required to demonstrate to the bank that the project complies with host country laws and the World Bank and IFC Pollution Prevention and Abatement Guidelines for the relevant industry sector. For projects in the emerging markets, the borrower would also have to demonstrate that the Environmental Assessment has taken into account the IFC Safeguard Polices, which provide guidance on issues such as natural habitats, indigenous peoples, involuntary resettlement, safety of dams, forestry, and cultural property

Dexia, the bank for sustainable development, has 26,000 staff members in over 22 countries. The Group is the world leader in public project finance, structured financing of projects, credit enhancement and, more generally, financial services to the public sector.

IFC's mission is to promote sustainable private sector investment in developing countries, helping to reduce poverty and improve people's lives. IFC finances private sector investments in the developing world, mobilizes capital in the international financial markets, and provides technical assistance and advice to governments and businesses. Since its founding in 1956, IFC has committed more than $37 billion of its own funds and arranged $22 billion in syndications for 2,990 companies in 140 developing countries. IFC's committed portfolio at the end of FY03 was $16.8 billion.

For more information on:

The Equator Principles, visit:
http://equatorprinciples.ifc.org

World Bank and IFC Pollution Prevention and Abatement Guidelines, visit:
http://lnweb18.worldbank.org/ESSD/envext.nsf/51ByDocName/PollutionManagement

IFC Safeguard policies, visit:
http://www2.ifc.org/enviro/EnvSoc/Safeguard/safeguard.htm

Dexia Group, visit:
http://www.dexia.com

Contacts:

IFC/World Bank : Georg Schmidt, Washington DC – Phone : +1 / 202 458 2934
E-mail : gschmidt@ifc.org

Dexia : Ulrike Pommee, Bruxelles – Phone : +32 2 222 44 01
E-mail : pressdexia@dexia.be